Exhibit 99.1

NOVEL THERAPIES AND DIAGNOSTICS FOR NEURODEGENERATIVE DISEASES WITH FOCUS ON ALZHEIMER’S www.acimmune.com Annual General Meeting | Lausanne | June 28, 2017 © 2017 AC Immune. Not to be used or reproduced without permission.

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 2 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement.

Highlights and achievements 2016/2017

Company

- Entered research collaboration agreement with Essex Bio-Technology for development of novel biological therapeutic for the treatment of neurodegenerative diseases and neuroinflammation
- Achieved milestone with Piramal Imaging for initiation of Phase 1 clinical trial in an orphan indication, Progressive Supranuclear Palsy (PSP)
- Increased staff by more than 25% over 12 months with strong focus on Finance and R&D (neuroinflammation and neuro-orphan)
- Appointed Mr. Joerg Hornstein as Chief Financial Officer
- Secured net proceeds of $ 70.5 million (CHF 69.4 million) from Initial Public Offering at NASDAQ
- Received CHF 14 million milestone payment from Genentech for start of Phase 1 of anti-Tau antibody
- Secured CHF 42.7 million Series E crossover financing round from group of highly regarded investors
- Signed R&D collaboration agreement with Biogen focused on development of PET-ligands for α-synuclein and TDP-43

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AC Immune

Highlights and achievements
Clinical stage programs

Clinical stage programs

- **Tau-PET imaging agent**[1]: Published encouraging first clinical data from Phase 1 study with distinct, specific Tau distribution pattern in Alzheimer's disease and PSP and outstanding preclinical PET tracer-profile
- **Crenezumab**[2]: Commenced patient recruitment of second Phase 3 clinical trial CREAD 2 in Q1 2017
- **ACI-24 in AD**: Published interim data of Phase 1/2a study with positive safety and tolerability, trends of reduction of brain amyloid accumulation and trend towards reduction of clinical decline
- **ACI-35**[3]**:** Published interim data of Phase 1 study with acceptable safety and tolerability and dose-dependent and target-specific antibody response to pTau
- **Anti-Tau antibody**[2]: Dosed first patient in Phase 1 clinical trial for Alzheimer's disease
- **ACI-24 in DS:** Initiated Phase 1 clinical trial in collaboration with the University of California San Diego in people with Down syndrome and published scientific publication in PLOS one

Developed under out-licensing agreements with (1) Piramal, (2) Genentech and (3) Janssen

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AC Immune

Highlights and achievements

Pre-clinical stage programs

- **Morphomer Tau (AD):** Lead candidates in late discovery stage showed inhibition of Tau aggregation, rescue of Tau induced toxicity *in vitro* and *in vivo* and dose dependent effect on memory in aggressive mouse model
- **Morphomer Abeta (glaucoma):** Improved lead candidate in pre-clinical stage revealed promising efficacy with enhanced development properties
- **Morphomer alpha-synuclein (PD):** Candidates in discovery stage showed dose dependent reduction of pathological aggregated alpha-synuclein, rescuing of neuronal function and improved safety
- **Alpha-synuclein-PET imaging agent**[(1)]**:** Promising lead candidates in early pre-clinical development revealed selectivity for alpha-synuclein aggregates from different synucleinopathies and good pharmacokinetic profile allowing the use for PET imaging

Developed under collaboration agreement with (1) Biogen

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AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 6 Vision SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Morphomer TM Conformation - sensitive small molecules Become a global leader in precision medicine of neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough therapies

AC Immune – A leader in neurodegenerative diseases

Investment highlights

1. Large and growing neurodegenerative disease market driven by significant unmet medical need
2. Proprietary technology platforms (SupraAntigen, Morphomer) as engines for sustained growth, based on fundamental knowledge of misfolding proteins
3. Diverse product pipeline with complementary diagnostic agents in clinical development (active and passive immunotherapies, small molecules)
4. Phase 3 lead product, crenezumab, with compelling phase 2 data and favorable safety profile
5. Growing investment in development of neuro-orphan therapies and discovery of neuroinflammation drug candidates
6. Multiple high-profile strategic alliances with leading industry partners provide external validation and resources (Roche/Genentech, J&J/Janssen, Piramal, Nestlé/NIHS[1], Biogen, Essex)

AC Immune

(1) Nestle Institute of Health Sciences SA

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AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 8 AC Immune’s technology leadership Product - focused and highly productive platforms drive growth SupraAntigen TM Vaccines and antibodies specific to disease causing conformations Immunotherapy against conformation - specific targets ▪ Antibodies and vaccines highly selective for conformational targets ▪ Rapid antibody response ▪ Favorable safety profile – T - cell independent mechanism does not trigger T - cell correlated inflammatory response ▪ 4 products in clinical development: crenezumab , ACI - 24, ACI - 35, anti - Tau antibody Hickman et al, JBC 286, 2011 Generation of conformation specific small molecules Morphomer TM Conformation sensitive small molecules ▪ Rational chemical design for small molecules that target CNS diseases ▪ Robust library of compounds with desirable properties including brain penetration ▪ Protein propagation inhibitors ▪ Proof - of - concept in animal models ▪ 5 development candidates, 1 diagnostic PET imaging tracer in clinical development

AC Immune's robust pipeline

Driven by our proprietary technology platforms

	Product candidate (target)	Indication	Partner
AD treatment and prevention	**Crenezumab** (anti-Abeta antibody)	AD treatment[1]	Genentech A Member of the Roche Group
		AD prevention	
	ACI-24[2] (anti-Abeta vaccine)	AD treatment	
	ACI-35 (anti-pTau vaccine)	AD treatment	Janssen
	Anti-Tau antibody	AD treatment	Genentech A Member of the Roche Group
	Morphomer Tau (Tau inhibitor)	AD treatment	
Other disease treatment	**ACI-24** (anti-Abeta vaccine)	Down syndrome[3]	
	Morphomer Abeta (Abeta inhibitor)	Glaucoma	
	Morphomer α-syn (α-synuclein inhibitor)	Parkinson's	
Diagnostics	**Tau-PET imaging agent**[4]	AD and PSP	Piramal Healthcare
	IVD[5] (Tau, Abeta)	AD	
	α-syn-PET imaging agent	Parkinson's	Biogen



Discovery
Pre-clinical
Phase 1
Phase 2
Phase 3
Biologics
Small molecules
Diagnostics

(1) AD = Alzheimer's disease
(2) In process of completing a Phase 1/2a study
(3) AD and cognitive impairment associated with Down syndrome
(4) PET = positron emission tomography
(5) IVD = in vitro diagnostic

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9 AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 10 3 pillar strategy to create sustainable growth and long - term value Precision medicine as ultimate differentiation ▪ Develop best - in - class late stage assets in partnership ▪ Develop preventive/therapeutic vaccines as fully owned assets ▪ Establish a pipeline of disease modifying small molecules Vision Alzheimer’s disease (AD) Non - AD Neuro - o rphans Diagnostics Technology platforms Values ▪ Discover therapeutics in Parkinson’s disease ▪ Leverage AD therapeutics in Down syndrome, PSP and other neuro - orphan diseases ▪ Accelerate diagnostic pipeline to late stage development ▪ Use diagnostics for improved clinical trials and external partnerships Alzheimer’s disease Non - AD, neuro - orphans Diagnostics

Neurodegenerative diseases share MoA and targets

Additional value from leveraging therapies into neuro-orphan indications

- **Parkinson's disease**

- Cerebral amyloid angiopathy

- **Alzheimer's disease**
- **Down syndrome**
- Myotonic dystrophy


Abeta
α-synuclein
Tau
TDP-43

- **Progressive supranuclear palsy (PSP)**
- **Frontotemporal dementia (FTD)**
- Corticobasal degeneration
- Pick's disease
- Amyotrophic lateral sclerosis

- **Dementia with Lewy bodies**

- Chronic traumatic encephalopathy
- Amyotrophic lateral sclerosis

- **Frontotemporal lobar degeneration**

High value of neuro-orphan diseases

- **Provide faster path to approval with lower R&D spend**
- **Patient identification and effect size may increase by focusing on genetically defined diseases**
- **Represent lower risk route for entry into the neurodegenerative space**

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AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 12 AC Immune’s robust clinical pipeline

Crenezumab

Potentially transformative therapeutic – Phase 3

Indication	Alzheimer's disease
Target	Misfolded Abeta
Licensed to	Genentech *A Member of the Roche Group*
Key results in pre-clinical studies	▪ Unique epitope, breaks up Abeta aggregation and prevents assembly ▪ Binds to monomers, oligomers (10x higher affinity) and fibrils of Abeta ▪ IgG4 antibody designed to reduce effector function on microglia translating to superior safety profile ▪ Clears excess of Abeta while limiting inflammatory cytokines to avoid ARIA-E behavioral deficits
Development status	▪ Phase 3 commenced in 2016 (CREAD 1) and 2017 (CREAD 2), fast-track designation ▪ Encouraging Phase 2 data in mild patients ▪ First-in-class drug in AD prevention trial (Phase 2)



Crenezumab
Monomers
Oligomers
Fibrils
Plaques
Genentech AAIC 2016

Note: ARIA-E = Amyloid Related Imaging Abnormality-Edema

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AC Immune

Crenezumab

Compelling binding characteristics with unique disaggregation mechanism



Crenezumab
Promotes disaggregation
Amyloid Precursor Protein (APP)
Abeta fibers
Abeta oligomers (most toxic)
Abeta monomers
Aggregation
Aggregation
Misfolding
Cell membrane
Solanezumab
Crenezumab
Bapineuzumab
Aducanumab
Gantenerumab

Crenezumab's multiple neuroprotective mechanisms of action, in particular direct binding and inhibition of toxic Abeta oligomers, may differentiate crenezumab's clinical benefit

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AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 15 Crenezumab Uniquely differentiated profile with favorable safety * Reduced effector function, ** Full effector function; (1) Average of Expedition 1, 2 and 3 trials, (2) 10mg/kg dose cohort , (3) 6mg/kg dose cohort Antibody Stage Binding profile Epitope Isotype ARIA - E (safety) Crenezumab (GNE/Roche/AC Immune) Phase 3 ▪ Monomers + ▪ Oligomers +++ ▪ Fibrils ++ Conformational epitope, within aa 12 - 24 IgG4* < 0.3% in Ph2 Aducanumab (Biogen) Phase 3 ▪ Oligomers +++ ▪ Fibrils +++ Conformational epitope aa 3 - 6 IgG1** 41% (2) and 37% (3) in Ph1b Gantenerumab (Roche) Phase 3 ▪ Oligomers ++ ▪ Fibrils +++ aa 3 - 11 and 19 - 26 IgG1** 10% in Ph1 MAD Solanezumab (Eli Lilly) Phase 3 failed ▪ Monomers +++ Only accessible on soluble Abeta, aa 16 - 24 IgG1** ~ 0.5% in Ph3 (1) Bapineuzumab (Elan/Pfizer/J&J) Terminated after Phase 3 ▪ Monomers ++ ▪ Oligomers +++ ▪ Fibrils +++ N terminal aa 1 - 5 IgG1** ~10% in Ph3 Crenezumab’s IgG4 safety profile to date (minimal ARIA - E) allows for higher doses than IgG1 anti - Abeta antibodies

Crenezumab

Unique competitive position - Phase 2 - encouraging efficacy with favorable safety

Data of high dose IV cohort in ABBY and BLAZE showed treatment effect in the mild AD patient subset with favorable safety

Efficacy

- 24% and 35% reduction in primary endpoint ADAS-cog in ABBY mild patient subsets (MMSE 20-26[1] and 22-26[2])
- Replicated in BLAZE with 52% reduction in ADAS-cog in mild patient subset (MMSE 20-26)
- Consistent effects over time also seen in other endpoints (DSST, MMSE)
- Positive trend in functional endpoint, CDR-SB (20%[3] to 45%[4] reduction in ABBY, 41.5% reduction in BLAZE[5])
- Significant increase in CSF Abeta1-42 confirms target engagement
- Analysis of PET data with white matter reference suggest reduction of amyloid accumulation

Safety

- Only one case of vasogenic edema/ARIA-E and AE profile
- Open label safety extension study resulted in favorable safety without any cases of ARIA-E

Crenezumab showed consistent results over time, over several endpoints and different studies

ADAS-cog: (1) MMSE 20-26: pre-specified analyis of data, (2) MMSE 22-26 non pre-specified exploratory analysis of data
CDR-SB: Exploratory analysis in patients with mild symptoms, treatment with high-dose IV crenezumab, results not statistically significant: (3) MMSE 22-26, (4) MMSE 24-26
(5) Post-hoc analysis in patients with mild AD (MMSE 20-26), treatment with high-dose IV crenezumab, p=0.44. AE = Adverse Events, CSF = cerebrospinal fluid

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Genentech A Member of the Roche Group AC Immune

Crenezumab

Safety data and dose response simulations support Phase 3 dose of 60mg/kg

Simulation of association between ADAS-Cog 12 and exposure given the patient baseline MMSE



ABBY: IV
ADAS-Cog12 proportional decrease
AUC (mg*day/mL)
BMMSE
26
24
22
20
18
* Assumes ABBY IV parameters. Steady-state AUC over 28 days interval.

Dose-response simulation on cognitive endpoints in patients with mild AD (MMSE 22-26)



ADAS-Cog12
60mg/kg
(SC equivalent)
Crenezumab IV dose (mg/kg)
CDR-SB
60mg/kg
Crenezumab IV dose (mg/kg)

This dose-response simulation of crenezumab is based on clinical trial simulations using the drug-disease model

Polhamus et al., 2016, CTAD, San Diego; CA, USA

- **No dose limiting safety issues or ARIA-E in Phase 1 safety study for doses up to 120mg/kg**
- **Phase 3 dose of 60mg/kg sustained by correlation of exposure and treatment effect**
- **41% reduction on ADAS-Cog12 and 44% on CDR-SB predicted by trial simulations of Phase 3 in milder AD population (MMSE 22-26)**

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Crenezumab

Ongoing key clinical studies

Pivotal Phase 3 CREAD 1 and CREAD 2 efficacy and safety studies	
Study design	▪ Randomized (1:1), placebo controlled, double blind, parallel group study ▪ 750 patients with prodromal to mild Alzheimer's disease per study
Dose	▪ 60 mg/kg every four weeks for 2 years
Endpoints	▪ Primary endpoint: CDR-SB at 24 months ▪ Key secondary endpoint: ADAS-cog ▪ Other endpoints include safety, biomarkers and economic
Key eglibility	▪ MMSE > 22 (prodromal to mild) ▪ Core clinical criteria of NIAAA for probable prodromal AD or AD ▪ Brain amyloid positivity ▪ 50-80 years of age
Study timelines	▪ CREAD 1 started in Q1 2016 ▪ CREAD 2 started in Q1 2017

Phase 2 Alzheimer's Prevention Initiative AD prevention study in Colombian population (API-ADAD)

- 300 cognitively healthy individuals who are expected to develop AD because of their genetic history
- Study started in Q4 2013
- Enrolment is completed

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Genentech A Member of the Roche Group AC Immune

ACI-24

Anti-Abeta therapeutic vaccine for AD – Phase 1/2a

Indication	First: Alzheimer's disease
Target	Misfolded Abeta
Key results in pre-clinical studies	▪ Strong and robust antibody response* ▪ Antibody response specific for oligos and fibrils with significant Abeta-plaque reduction ▪ Favorable safety profile with lack of local inflammation and T-cell independent mode-of-action*

Favorable safety profile (anti-Abeta ELISA)



10000000
1000000
100000
10000
0
Conc in ng/ml
day 7
day 21
day 35
A
PBS in nude mice
B
ACI-24 in nude mice
C
ACI-24 in wt mice

Memory restoration (ORT)



100
80
60
40
20
0
Healthy
**
+55%
Control
ACI-01
ACI-24
Healthy WT

Muhs et al, PNAS 2007

Development status	▪ Clinical Phase 1/2a (in-house) with interim data
	  ▪ Positive safety and tolerability
	  ▪ Cohort 3 showed trend of reduction of accumulation of brain amyloid (PET imaging)
	  ▪ Cohort 3 showed trend of reduction of clinical decline (CDR-SB)

Notes: * Pihlgren et al; Blood 2013, 121:85-94; ELISA = Enzyme-Linked Immunosorbent, Assay, ORT = Object Recognition Test

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AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 20 ACI - 24 in DS Anti - Abeta therapeutic vaccine in Down syndrome – Phase 1b Indication Down syndrome (Trisomy 21) Target Misfolded Abeta Key results in pre - clinical studies ▪ Reduction of Abeta levels in the brain of a DS relevant mouse model (TS65Dn) ▪ Compelling memory enhancement in ORT ▪ Clinical Phase 1b study Belinchenko et al, PLOS ONE 2016 Rationale Down syndrome (DS) is closely linked to early onset AD Memory restoration 30 40 50 60 70 80 90 100 ACI-DS-01 DS mouse model HealthyControl * Memory Index (%) Reduction of Abeta levels in brain 500 1,000 1,500 ACI-DS-01 DS mouse model HealthyControl A  40 pg/g Development status

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 21 ACI - 24 in DS Phase 1b study overview Study design ▪ World first clinical trial for vaccine targeting Alzheimer’s disease in people with Down syndrome ▪ Randomized, placebo controlled, double blind, dose escalation study (low dose, high dose) Participant characteristics ▪ Up to 24 participants ▪ 25 – 45 year old adults with Down syndrome Objectives ▪ Safety and tolerability ▪ Effect on induction of anti - Abeta antibodies ▪ Clinical and cognitive measures ▪ Biomarkers to study Abeta brain and CSF load Timeline ▪ Study started Q4 2015 ▪ 12 months treatment and 12 months safety follow up ▪ Interim analysis expected in 2018

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 22 Misfolded Tau as one major cause of neurodegeneration AC Immune’s Tau therapies intervene at key points in the disease pathway Healthy cell Affected cell Recipient cell Nucleus Misfolded Tau Nucleus Nucleus Normally folded Tau Nucleus Reverse misfolding Inhibit spreading Promote disaggregation Prevent seeding Morphomer Tau ACI - 35 Anti - Tau antibody Tau PET - imaging agent for companion diagnosis Morphomer Tau

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 23 ACI - 35 Anti - pTau therapeutic vaccine for AD – Phase 1b Indication Alzheimer’s disease Target Aggregated pTau Key results in pre - clinical studies Development status ▪ Clinical Phase 1b with interim data ▪ Acceptable safety and tolerability ▪ D ose - dependent and target - specific antibody response to pTau Licensed to ▪ High specific antibody response to pathogenic Tau ▪ Improvement of cognition, physical performance, behaviour and prolongation of survival ▪ Favorable safety profile with T - cell independent mode - of - action Immune response highly specific to phosphorylated - Tau Highly significant improvement of behavior (P301S) AC Immune unpublished data 0 1 2 3 4 pTau protein Tau protein O.D. at 1/100 dilution **** **** ACI-35 vaccinated mice pTau vs. Tau protein after 5 immunizations ACI-35 Tg mice ACI-35 wt mice PBS Tg mice 0.0 0.1 0.2 0.3 0.4 pTau protein Tau protein O.D. at 1/100 dilution ACI-37 vaccinated mice pTau vs. Tau protein after 5 immunizations ACI-35 Tg mice ACI-35 wt mice PBS Tg mice Note: Tg = Transgenic, wt = wild type 15 rpm ACI-R-40 Rotarod 5 M vehicle vs. ACI-35 vehicle ACI-35 0 5 10 15 p=0.02 Latency to fall (s)

Anti-Tau antibody (RO7107505)

Anti-Tau antibody for AD - Phase 1

Indication	Alzheimer's disease
Target	All Tau isoforms independent of phosphorylation
Licensed to	Genentech *A Member of the Roche Group*

Key results

- Dose-dependent reduction of Tau pathology
- Proven target engagement through dose-dependent rise of plasma Tau (mice, cynos)
- Favorable safety and pharmacokinetic profile in phase 1 SAD

Pre-clinical - Reduction Tau pathology regardless of antibody effector function (P 301L)



Dose-dependent reduction in AT8 signal by WB
WT dose effect:
p< 0.0339
DANG dose effect:
p= 0.0333
0.10
0.05
0.00
Anti-gp120 - 30 mg/kg
Anti-Tau WT - 3 mg/kg
Anti-Tau WT - 10 mg/kg
Anti-Tau WT - 30 mg/kg
Anti-Tau DANG - 3 mg/kg
Anti-Tau DANG - 10 mg/kg
Anti-Tau DANG - 30 mg/kg
Baseline
Anti-gp120 - 30 mg/kg non Tg
Anti-Tau WT - 30 mg/kg non Tg
Anti-Tau DANG - 30 mg/kg non Tg

Clinical phase 1 study - Dose proportional pharmacokinetics in serum and CSF

Concentration-time profiles of anti-Tau antibody in (A) Serum and (B) CSF



RO7105705 Serum Concentration (ug/mL)
4000
3000
2000
1000
0
CSF 2100 mg
CSF 8400 mg
Serum 2100 mg
Serum 8400 mg
0
7
14
21
28
Time (day)
Mean RO7105705 CSF Concentration (ug/mL)
4
3
2
1
0

Clinical phase 1 safety

- Single IV doses up to high dose (16800mg) are well tolerated in healthy volunteers

AD/PD conference, Vienna, April 2017

Development status	Clinical Phase 1 study

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24

AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 25 AC Immune diagnostics Creation of precision medicine in neurodegenerative diseases Strategic value for AC Immune ▪ Enable early and better diagnosis of patients ▪ Improved selection of patients ▪ Early detection / diagnosis significantly increases probability of clinical success ▪ Attractive assets for partnering Benefit for patients and healthcare systems ▪ Early treatment start for patients with demonstrated disease ▪ Improvement in patient safety and outcome ▪ Lowering costs of treatment IVD (Tau, Abeta ) ▪ CSF ▪ Blood Tau - PET imaging agent ▪ Brain imaging α - syn - PET + TDP - 43 imaging agent ▪ Brain imaging

Tau-PET imaging agent (PI-2620)

Morphomer Tau for AD and PSP diagnostics – Phase 1

Indication	Alzheimer's disease and Progressive Supranuclear Palsy (PSP)
Target	Misfolded Tau (4R and 3R)
Licensed to	Piramal Imaging
Key results	▪ High specificity for pathological forms of human Tau in AD and other tauopathies ▪ Outstanding PET tracer-profile – excellent brain penetration and high selectivity even in early disease stage

Pre-clinic: High selectivity and absence of off-target binding


MAO A
^{18}F-FEH binding [%]
100
80
60
40
20
0
0.01
0.1
1
10
100
1000
10000
Block [nM]
> 100x
PI-2620 IC_{50} > 1 µM
AV1451 IC_{50} = 9.9 nM

Phase 1 clinical study: distinct, specific Tau distribution pattern in AD and PSP


NDC
53 y, MMSE 29,
CDR 0, ADAS-cog 5
Mild AD
70 y, MMSE 22,
CDR 0.5, ADAS-cog 21
Severe AD
63 y, MMSE 7,
CDR 2, ADAS-cog 53
PSP (SN)
75 y, MMSE 19,
PSP scale 54
1.0
1.0 SUVR
60-90 min

Stephens, AD/PD conference, Vienna, April 2017

Development status	▪ Clinical Phase 1 study

NDC: non-demented control, SN: substantia nigra

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AC Immune

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 27 Financial overview

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 28 Financial overview (IFRS) Key financial data For the Year Ended December 31 (all figures in CHF millions excepts EPS data) 2016 2015 Change Income statement Revenues 23.2 39.1 (16.0) R&D expenses 25.8 17.1 8.7 G&A expenses 7.9 3.4 4.5 Total operating expenses 33.7 20.5 13.2 Operating income /( loss ) (10.5) 18.6 (29.1) Financial income , net 3.4 1.6 1.7 Net income /( loss ) for the period (7.1) 20.3 (27.4) EPS – basic (0.14) 0.47 (0.61) EPS - diluted (0.14) 0.44 (0.58) Basic weighted average no shares 50,096,859 43,412,250 Diluted weighted average no shares 50,096,859 46,043,198

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 29 Financial overview (IFRS) Key financial data As of December 31, (all figures in CHF millions) 2016 2015 Balance Sheet Cash and cash equivalents 152.2 76.5 Total current assets 154.9 79.3 Total assets 156.1 79.9 Total shareholders’ equity 142.4 71.0 Total liabilities 13.7 8.9 Total shareholders ’ equity and liabilities 156.1 79.9

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 30 Catalyst timelines

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 31 Near term value drivers ▪ ACI - 24 in AD ▪ Phase 2 expected to commence in 2017 ▪ ACI - 35 ▪ Next phase of clinical development based on Phase 1b data expected to commence in 2017 ▪ Anti - Tau antibody ▪ Phase 1 data expected in 2017 ▪ Phase 2 expected to commence in 2017 ▪ Morphomer Tau expected to commence Phase 1 in 2017/18 ▪ ACI - 24 in DS Phase 1b interim data expected in 2018 ▪ Research programs selection of candidates of α - synuclein and TDP - 43 antibodies ▪ Tau - PET imaging agent expected to commence Phase 2 in 2017 ▪ α - synuclein - PET imaging agent expected to initiate Phase 1 in 2017 AD treatment and prevention Diagnostics Other disease treatment

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 32 Strategy for value creation EVOLVE strategy to develop late stage assets in - house CONTINUE to leverage our dual platform technologies to efficiently advance commercially viable product candidates EXPAND into other neurodegenerative and neuro - orphan diseases ▪ Pursuing neuro - orphan indications may enable us to obtain a streamlined regulatory approval pathway and favorable reimbursement treatment of any approved product INVEST resources to further establish leadership in neurodegenerative diseases and complement existing technology leads ▪ Accelerate the advancement of our diagnostic portfolio ▪ Continue to explore new targets

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 33 Agenda items and proposals of the Board of Directors

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 34 Agenda 1. Approval of the annual r eport , annual s tatutory f inancial s tatements and financial s tatements under IFRS of AC Immune SA for the year 2016 2. Appropriation of loss 3. Discharge of the members of the Board of Directors and the Executive Committee 4. Compensation for the members of the Board of Directors and the Executive Committee 5. Election of the members of the Board 6. Election to the compensation , nomination & Corporate Governance Committee 7. Re - election of the independent proxy 8. Re - election of the auditors

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 35 Agenda item 1 ▪ The Board proposes to approve the A nnual R eport , the A nnual S tatutory F inancial Statements and the F inancial S tatements under IFRS of AC Immune SA for the year 2016, and to take note of the R eports of the A uditors . Copies of these documents are available for download in the "Investors" section of our website (www.acimmune.com). Approval of the Annual R eport , Annual S tatutory F inancial statements and Financial S tatements under IFRS of AC Immune SA for the year 2016

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 36 Agenda item 2 ▪ The Board of Directors proposes that the net loss of the year 2016 in the amount of KCHF 7’628 is added to the loss brought forward of KCHF 24’930 resulting in a reduced new balance of loss brought forward of KCHF 32’558. Under IFRS accounting principles, the net loss for the business year 2016 amounted to KCHF 7’096. Appropriation of Loss

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 37 Agenda item 3 ▪ The Board proposes that the members of the Board and the Executive Committee are discharged from their liabilities for their activities in the financial year 2016. Discharge of the Members of the Board of Directors and the Executive Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 38 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.a Vote on total non - performance - related c ompensation for members of the Board of Directors from 1 July 2017 to 30 June 2018 The Board of Directors proposes that shareholders approve the total maximum amount of non - performance - related compensation for the members of the Board of Directors covering the period from 1 July 2017 to 30 June 2018, i.e., CHF 428'000 (cash base compensation plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 39 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.b Vote on Equity for Members of the Board of Directors The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Board of Directors from 1 July 2017 to 30 June 2018 with maximum value of CHF 451’000 (equity or equity linked instruments value plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 40 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.c Vote on Total Non - Performance - Related Compensation for Members of the Executive Committee from 1 July 2017 to 30 June 2018 The Board of Directors proposes that shareholders approve the total maximum amount of non - performance - related cash compensation for the members of the Executive Committee from 1 July 2017 to 30 June 2018, i.e., CHF 1'554'000 (cash base compensation plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 41 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.d Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2017 The Board of Directors proposes that shareholders approve the total maximum amount of variable compensation for the members of the Executive Committee for the current year 2017, i.e., CHF 782'000 (cash compensation plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 42 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.e Vote on Equity for Members of the Executive Committee The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Executive Committee from 1 July 2017 to 30 June 2018 with maximum value of CHF 3’472’000 (equity or equity linked instruments value plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 43 Agenda item 5 ▪ The Board of Directors proposes the re - election of Martin Velasco as member and as Chairman of the Board, Peter Bollmann , Friedrich von Bohlen, Andrea Pfeifer, Detlev Riesner and Thomas Graney as members of the Board of Directors, each until the end of the next ordinary General Meeting. As Detlev Riesner has exceeded the general age limit of 75 years foreseen in the Articles of Association, his election therefore requires an exception by the Shareholders' Meeting . ▪ Re - election of Martin Velasco as member and Chairman of the Board of Directors ▪ Re - election of Peter Bollmann ▪ Re - election of Friedrich von Bohlen ▪ Re - election of Andrea Pfeifer ▪ Re - election of Detlev Riesner including granting an exception to the age limit ▪ Re - election of Tom Graney Election of the Members of the Board

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 44 Agenda item 6 ▪ The Board of Directors proposes the re - election of Detlev Riesner , Martin Velasco and Tom Graney as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next ordinary General Meeting . ▪ Re - election of Detlev Riesner ▪ Re - election of Martin Velasco ▪ Re - election of Tom Graney Election to the Compensation, Nomination & Corporate Governance Committee

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 45 Agenda item 7 ▪ The Board of Directors proposes that Bugnion Ballansat Ehrler , represented by Gérald Virieux , avocat , rue de Rive 6, case postale 3143, CH - 1211 Geneva 3 shall be re - elected as the independent proxy of the Company until the end of the next ordinary General Meeting . Re - election of the independent proxy

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 46 Agenda item 8 ▪ The Board of Directors proposes to re - elect Ernst & Young SA, in Lancy , for a term of office of one year. Re - election of the Auditors

© 2017 AC Immune. Not to be used or reproduced without permission. Annual General Meeting | Lausanne | June 28, 2017 47 We thank you for coming and your continued support.